UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended October 31, 2023

LGX Energy Corp.
(Exact name of issuer as specified in its charter)

Nevada	87-3497563
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6 ½ N. 2nd Ave

Suite 201

Walla Walla, Washington 99362

(Address, including zip code of principal executive office)

(509) 460-2518

(Issuer’s telephone number, including area code)

Series A 10% Convertible Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

LGX ENERGY CORP.

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023 AND 2022 (Unaudited)

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this report, the terms “LGX Energy”, “we”, “us”, “our” or “the Company” refers to LGX Energy Corp. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations

For the Six Months Ended October 31, 2023 versus the Six Months Ended October 31, 2022

The following table sets forth information comparing the components of net (loss) for the six months ended October 31, 2023 and October 31, 2022:

	For the Six Months Ended October 31,		Period over Period Change
	2023	2022	$	%
Revenues	$110,089	$137,679	(27,590)	-20.04%

Operating expenses:
Professional fees	82,009	10,228	71,781	701.81%
General and administrative	128,229	424,035	(295,806)	-69.76%
Management fees	156,000	163,444	(7,444)	-4.55%
Severance tax	1,094	1,666	(572)	-34.33%
Production expense	61,032	67,707	(6,675)	-9.86%
Accretion expense	1,461	-	1,461	100.00%
Exploration expense	28,727	273,982	(245,255)	-89.52%
Depreciation and amortization expense	30,789	18,697	12,092	64.67%
Total operating expenses	489,341	959,759	(470,418)	-49.01%
Operating loss	(379,252)	(822,080)	442,828	-53.87%

Other income (expenses):
Interest expense	(17,996)	(1,613)	(16,383)	1,015.69%
Gain (loss) on sale of asset	(7,130)	-	(7,130)	-100.00%
Other (expense)	(6,233)	-	(6,233)	-100.00%
Total other income (expenses)	(31,359)	(1,613)	(29,746)	1,844.14%
Income (loss) before income taxes	(410,611)	(823,693)	413,082	-50.15%
Income tax expense	-	-	-
Net loss	$(410,611)	$(823,693)	413,082	-50.15%

Revenues

For the six months ended October 31, 2023 and 2022, revenues were $110,089 and $137,679, respectively. The Company’s revenue for both years was derived from oil sales, which were subject to changing prices, through its subsidiary Adler Energy.

Operating Expenses

Operating expenses were $489,341 and $959,759 for the six months ended October 31, 2023 and 2022, respectively. Operating expenses consisted mainly of professional fees, management fees, exploration expense and general and administrative for the six months ended October 31, 2023.

Loss from Operations

Loss from operations was $379,252 and $822,080 for the six months ended October 31, 2023 and 2022, respectively.

Other Income (Expenses)

Other income (expenses) was ($31,359) and ($1,613) for the six months ended October 31, 2023 and 2022, respectively. Other income (expenses) consisted mainly of interest expense.

Net Loss

Net loss for the six months ended October 31, 2023 and 2022 was $410,611 and $823,694, respectively.

3

Liquidity and Capital Resources

The following table summarizes the cash flows for the six months ended October 31, 2023 and for the six months ended October 21, 2022:

	For the Six Months Ended October 31,
	2023	2022
Cash Flows:

Net cash (used in) operating activities	$(275,323)	$(732,959)
Net cash (used in) investing activities	(327,833)	(284,135)
Net cash provided by financing activities	703,048	155,000

Net increase (decrease) in cash	99,892	(862,094)
Cash at beginning of period	232,894	1,288,242

Cash at end of period	$332,786	$426,148

During the six months ended October 31, 2023, net cash used in operating activities was $275,323 compared to $732,959 for the six months ended October 31, 2022. The decrease for the six months ended October 31, 2023 is largely attributable to a decrease in net loss for the six months ended October 31, 2023 versus October 31, 2022.

During the six months ended October 31, 2023, net cash used in investing activities was $327,833 compared to $284,135 for the six months ended October 31, 2022. The increase for the six months ended October 31, 2023 is largely attributable to the increase in the acquisition of oil and gas leasehold assets.

During the six months ended October 31, 2023, net cash provided by financing activities was $703,048 compared to $155,000 for the six months ended October 31, 2022. The increase in cash provided from financing activities is largely attributable to the proceeds from the sale of preferred stock through the Company’s Regulation A and D offerings and proceeds from bridge loans.

At October 31, 2023, we had current assets of $389,912, current liabilities of $832,329, working capital deficit of $442,417 and an accumulated deficit of $2,303,780.

At April 30, 2023, we had current assets of $284,841, current liabilities of $292,652, working capital deficit of $7,811 and an accumulated deficit of $1,893,169.

We presently have limited and expensive available credit, and do not have bank financing or other external sources of liquidity. We will need to obtain additional capital in order to expand operations and become profitable. In order to obtain capital, we may need to sell additional shares of our common stock or borrow funds from private lenders. There can be no assurance that we will be successful in obtaining additional funding. We will still need additional capital in order to continue operations until we are able to achieve positive operating cash flow. Additional capital is being sought, but we cannot guarantee that we will be able to obtain such investments. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If additional financing is not available or is not available on acceptable terms, we will have to curtail our operations.

Critical Oil & Gas Accounting

The Company utilizes the successful efforts method of accounting for oil and gas producing activities. The Company believes that net assets and net income are more conservatively measured under the successful efforts method of accounting for oil and gas producing activities than under the full cost method, particularly during periods of active exploration. This requires management’s assessment of proper designation of wells and associated costs. This designation is dependent on the determination and existence of proved reserves. Development property/wells are always capitalized. Costs associated with drilling an exploratory well are initially capitalized, pending a determination as to whether proved reserves have been found. Management reviews the status of all exploratory drilling costs to determine whether the costs should continue to remain capitalized or shall be expensed. Under successful efforts, exploratory dry holes, annual leasehold rentals, and geological and geophysical exploration costs are expensed as incurred.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended April 30, 2023. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended October 31, 2023 are not necessarily indicative of the results that can be expected for the year ending April 30, 2024.

4

LGX ENERGY CORP.

Consolidated Financial Statements

5

LGX ENERGY CORP.
CONSOLIDATED BALANCE SHEETS

	October 31, 2023	April 30, 2023
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$332,786	$232,894
Prepaid expense	2,811	2,811
Accounts receivable	45,167	24,936
Accounts receivable – related party	8,248	23,300
Other receivable	900	900
Total Current Assets	389,912	284,841

FIXED ASSETS
Oil & gas well equipment, net	318,899	381,997
Total Fixed Assets	318,899	381,997
OTHER ASSETS
Intangible leasehold asset	33,000	33,000
Leasehold asset	646,580	420,534
Yard inventory	187,686	40,090
ARO asset	73,788	87,289
Total Other Assets	941,054	580,913

TOTAL ASSETS	$1,649,865	$1,247,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$197,684	$117,017
Accrued expense -related party	37,000	27,000
Accrued interest	17,549	-
ARO liability	150,096	148,635
Convertible Bridge loans	305,000	-
Notes payable	125,000	-
Total Current Liabilities	832,329	292,652

TOTAL LIABILITIES	$832,329	$292,652

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY
Series A Preferred stock, $0.001 par value, 10,000,000 shares authorized, 5,700 and 0 issued and outstanding, respectively	$6	$-
Series B Preferred stock, $0.001 par value, 10,000,000 shares authorized, 62,500 and 0 issued and outstanding, respectively	63	-
Common stock, $0.001 par value, 80,000,000 shares authorized; 20,723,665 and 20,476,666 shares issued and outstanding	20,724	20,477
Additional paid-in capital	3,040,523	2,767,791
Common stock to be issued	60,000	60,000
Accumulated deficit	(2,303,780)	(1,893,169)
Total Stockholders’ Equity	817,536	955,099

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,649,865	$1,247,751

See the accompanying notes to the consolidated financial statements.

6

LGX ENERGY CORP.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended October 31, 2023 and October 31, 2022

	For the Six Months Ended	For the Six Months Ended
	October 31, 2023	October 31, 2022

REVENUES
Oil sales	$110,089	$137,679
TOTAL REVENUE	110,089	137,679

OPERATING EXPENSES
Professional fees	82,009	10,228
General and administrative expenses	128,229	424,035
Management fees	156,000	163,444
Severance tax	1,094	1,666
Production expense	61,032	67,707
Accretion expense	1,461	-
Exploration expense	28,727	273,982
Depreciation and amortization expense	30,789	18,697
TOTAL OPERATING EXPENSES	489,341	959,759

LOSS FROM OPERATIONS	(379,252)	(822,080)

OTHER INCOME (EXPENSES)
Interest expense	(17,996)	(1,613)
Gain (loss) on sale of asset	(7,130)	-
Other income (expense)	(6,233)	-
TOTAL OTHER INCOME (EXPENSES)	(31,359)	(1,613)

LOSS BEFORE TAXES	(410,611)	(823,693)

INCOME TAXES	-	-

NET LOSS	$(410,611)	$(823,693)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.02)	$(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED	20,630,339	16,457,112

See the accompanying notes to the consolidated financial statements.

7

LGX ENERGY CORP.
CONDENSED CONSOLDIATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the Six Months Ended October 31, 2023 and October 31, 2022

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Common stock to be	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Issued	Equity

Balances, April 30, 2022	-	-	14,235,000	$14,235	$1,368,125	$(131,557)	$75,000	$1,325,803
Common stock issued for cash at $0.20 per share	-	-	1,675,000	1,675	333,325	-	(75,000)	310,000
Common stock issued for conversion of bridge loans	-	-	466,666	467	69,533	-	-	70,000
Common stock to be issued for cash	-	-	-	-	-	-	175,000	175,000
Net loss for the six months ended October 31, 2022	-	-	-	-	-	(823,693)	-	(823,693)
Balances, October 31, 2022	-	-	16,376,665	$16,377	$1,770,983	$(955,250)	$175,000	$1,007,110

Balances, April 30, 2023			20,476,666	$20,477	$2,767,791	$(1,893,169)	$60,000	$955,099
Common stock issued for inducement to convertible debt	-	-	122,000	122	-	-	-	122
Common stock issued for inducement to note payable	-	-	125,000	125	-	-	-	125
Series A Preferred Stock issued for cash	5,700	6	-	-	22,794	-	-	22,800
Series B Preferred Stock issued for cash	62,500	63	-	-	249,938	-	-	250,001
Net loss for the six months ended October 31, 2023	-	-	-	-	-	(410,611)	-	(410,611)
Balances, October 31, 2023	68,200	69	20,723,665	$20,724	$3,040,523	$(2,351,889)	$60,000	$817,536

See the accompanying notes to the consolidated financial statements.

8

LGX ENERGY CORP.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Ended October 31, 2023 and October 31, 2022

	For the Six Months Ended	For the Six Months Ended
	October 31, 2023	October 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(410,611)	$(823,693)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization expense	30,789	18,697
Accretion expense	1,461	-
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(20,231)	24,084
Decrease (increase) in accounts receivable – related party	15,052	-
Decrease (increase) in prepaid expense	-	15,000
Decrease (increase) in yard inventory	-	(40,090)
Increase (decrease) in accounts payable	80,668	74,943
Increase (decrease) in accrued expense	17,549	(1,000)
Increase (decrease) in accrued interest	10,000	-
Net cash used by operating activities	(275,323)	(732,959)

CASH FLOWS FROM INVESTING ACTIVITIES:
Oil & gas well equipment	(101,787)	(200,671)
Oil & gas leasehold asset	(226,046)	(83,464)
Net cash used by investing activities	(327,833)	(284,135)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	247	310,000
Proceeds from sale of preferred stock	272,801	-
Proceeds from bridge loans	305,000	-
Repayment of bridge loans	-	(155,000)
Proceeds from notes payable	125,000	-
Net cash provided by financing activities	703,048	155,000

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	99,892	(862,094)

Cash, beginning of period	232,894	1,288,242

Cash, end of period	$332,786	$426,148

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$-	$6,751
Income taxes paid	$-	$-

See the accompanying notes to the consolidated financial statements.

9

LGX ENERGY CORP.
NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended October 31, 2023 and October 31, 2022

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

LGX Energy Corp. (“the Company”, “LGX Energy”, “we” and “us”) was incorporated under the laws of the State of Nevada on November 3, 2021. The Company was incorporated for the purpose of exploration and development of oil and gas properties.

The Company has one wholly-owned subsidiary, Adler Energy, LLC (“Adler Energy”). Adler Energy was acquired by LGX Energy on January 31, 2022. The acquisition included the Thomas Field in Clay County, Indiana, with 7 producing oil wells, a disposal well and over 300 miles of 2D seismic with undrilled prospects, acquired by Adler Energy over a ten-year period across 5 counties in the state of Indiana. All operations of LGX Energy are conducted through Adler Energy, including field operations, engineering, geology, seismic processing and the sale of oil and gas.

On March 28, 2023, the Company filed Restated Articles of Organization with the State of Michigan for its wholly owned subsidiary, Adler Energy, LC, to change its name to Adler Energy, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States (“U.S. GAAP”) and have been consistently applied in the preparation of the consolidated financial statements. The Company has adopted an April 30 fiscal year end. These unaudited interim consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles in the United States of America for complete financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2023.

In the opinion of management, the interim unaudited condensed consolidated financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods presented.  Operating results for the six-month period ended October 31, 2023 are not necessarily indicative of the results that may be expected for the year ending April 30, 2024.

Basis of Presentation

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled operating subsidiary, Adler Energy. All intercompany accounts and transactions have been eliminated.

Earnings (Losses) Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Fully-diluted earnings per share is computed by dividing net income (loss) by the sum of the weighted-average number of common shares outstanding and the additional common shares that would have been outstanding if potential common shares had been issued. Potential common shares are not included in the computation of fully diluted earnings per share if their effect is antidilutive. The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

Cash Equivalents

The Company considers cash, certificates of deposit, and debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. As of October 31, 2023, the Company had $71,947 in excess of federally-insured limits.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company’s financial position and results of operations.

10

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended October 31, 2023 and October 31, 2022

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company’s financial instruments as defined by ASC 825-10-50, include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at October 31, 2023 and April 30, 2023.

The standards under ASC 820 define fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little of no market data, which require the reporting entity to develop its own assumptions.

Accounts Receivable

The Company routinely assesses the recoverability of all material trade and other receivables. The Company accrues a reserve on a receivable when, based on the judgment of management, it is probable that a receivable will not be collected and the amount of any reserve may be reasonably estimated. Actual write-offs may exceed the recorded allowance. Substantially all of the Company’s trade accounts receivable result from crude oil in Indiana, to one customer, or joint interest billings to its working interest partners in Indiana, some of which are related parties. This concentration of customers and joint interest owners may impact the Company’s overall credit risk as these entities could be affected by similar changes in economic conditions as well as other related factors. Trade accounts receivable are generally not collateralized. There were no allowances for doubtful accounts for the Company’s trade accounts receivable at October 31, 2023 and April 30, 2023.

11

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended October 31, 2023 and October 31, 2022

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern

As shown in the accompanying financial statements, the Company has incurred cumulative operating losses since inception. As of October 31, 2023, the Company has limited financial resources with which to achieve its objectives and attain profitability and positive cash flows from operations. As shown in the accompanying balance sheets and statements of operations, the Company has an accumulated deficit of $2,303,780 at October 31, 2023.

Achievement of the Company’s objectives will depend on its ability to obtain additional financing to generate revenue from current and planned business operations.

The Company plans to fund its future operations by potential sales of its common stock, preferred stock or by issuing debt securities. However, there is no assurance that the Company will be able to achieve these objectives, therefore substantial doubt about its ability to continue as a going concern exists.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset. See Note 5.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“Topic 606”). Under Topic 606, revenue will generally be recognized upon delivery of our produced crude oil and natural gas volumes to our customers. Our customer sales contracts include only crude oil sales in Indiana. Under Topic 606, each unit (crude oil barrel) of commodity product represents a separate performance obligation which is sold at variable prices, determinable on a monthly basis. The pricing provisions of our crude oil contracts are primarily tied to a market index with certain adjustments based on factors such as delivery, product quality and prevailing supply and demand conditions in the geographic areas in which we operate. We will allocate the transaction price to each performance obligation and recognize revenue upon delivery of the commodity product when the customer obtains control. Control of our produced crude oil volumes passes to our customers when the oil is measured by a trucking oil ticket. The Company has no control over the crude oil after this point and the measurement at this point dictates the amount on which the customer’s payment is based. Our crude oil revenue stream includes volumes burdened by royalty and other joint owner working interests. Our revenues are recorded and presented on our financial statements net of the royalty and other joint owner working interests. Our revenue stream does not include any payments for services or ancillary items other than sale of crude oil. We record revenue in the month our crude oil production is delivered to the purchaser. The customer has the right to refuse to purchase any oil containing impurities, and treatment of any refused oil is at the Company’s expense.

New Accounting Pronouncements

FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases. The standard became effective for non-public companies for years beginning after December 15, 2021.

12

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended October 31, 2023 and October 31, 2022

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has made an accounting policy election not to recognize right of use assets and lease liabilities that arise from short term leases for any class of asset.

This topic does not apply to leases to explore for natural resources and rights to use the land in which those natural resources are contained.

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”) that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

Fixed Assets, Intangibles and Long-Lived Assets

The Company records its fixed assets at historical cost. The Company expenses maintenance and repairs as incurred. Upon disposition of fixed assets, the gross cost and accumulated depreciation are written off and the difference between the proceeds and the net book value is recorded as a gain or loss on sale of assets. The Company depreciates its fixed assets over their respective estimated useful lives ranging from three to fifteen years.

The Company follows FASB ASC 360-10, “Property, Plant, and Equipment,” which established a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. From inception to April 30, 2023, the Company had not experienced impairment losses on its long-lived assets.

Oil & Gas Assets

Proved oil and natural gas properties. The Company follows the successful efforts method of accounting for its oil and gas properties. Under this method, drilling and completion costs, including oil and gas well equipment, intangible development costs, and operational support facilities in the field, associated with development wells are capitalized to proved oil and gas properties and are depleted on an asset group basis (properties aggregated based on geographical and geological characteristics) using the units-of-production method based on estimated proved developed oil and gas reserves. The calculation of depletion expense takes into consideration estimated asset retirement costs, net of estimated salvage values.

Proved oil and gas properties are assessed for impairment on an asset group basis whenever events and circumstances indicate that there could be a possible decline in the recoverability of the net book value of such property. The Company estimates the expected future net cash flows of its proved oil and gas properties and compares these undiscounted cash flows to the net book value of the proved oil and gas properties to determine if the net book value is recoverable. If the net book value exceeds the estimated undiscounted future net cash flows, the Company will recognize an impairment to reduce the net book value of the proved oil and gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, estimated future development costs and operating costs, and discount rates, which are based on a weighted average cost of capital. There were no impairments of proved oil and gas properties for the six months ended October 31, 2023 and for the year ended April 30, 2023.

The partial sale of a proved property within an existing asset group is accounted for as a normal retirement and no net gain or loss on divestiture is recognized as long as the treatment does not significantly alter the units-of-production depletion rate. The sale of a partial interest in an individual proved property is accounted for as a recovery of cost. A net gain or loss on divestiture is recognized in the consolidated statements of operations for all other sales of proved properties.

Unproved oil and natural gas properties. Unproved oil and gas properties consist of capitalized costs incurred in obtaining a mineral interest or a right in a property such as a lease, in addition to broker fees, recording fees and other similar costs. Leasehold costs are classified as unproved until proved reserves are discovered on or otherwise attributed to the property, at which time the related unproved oil and gas property costs are reclassified to proved oil and gas properties and depleted on an asset group basis using the units-of-production method based on estimated total proved oil and gas reserves.

The Company evaluates significant unproved oil and gas property costs for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or changes in future plans to develop acreage. Unproved oil and gas properties that are not individually significant are aggregated by asset group, and the portion of such costs estimated to be nonproductive prior to lease expiration is amortized over the average holding period. The estimate of what could be nonproductive is based on the Company’s historical experience or other information, including current drilling plans and existing geological data. Impairment and amortization of unproved oil and gas properties are recognized as “Impairment of oil and gas properties” in the consolidated statements of operations.

Exploratory. Exploratory costs, including personnel and other internal costs, geological and geophysical expenses and delay rentals for oil and gas leases, are expensed as incurred. Exploratory well costs are initially capitalized pending the determination of whether proved reserves have been discovered. If proved reserves are discovered, exploratory well costs are capitalized as proved oil and gas properties. If proved reserves are not found, exploratory well costs are expensed as dry holes. The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either development or exploratory, which will ultimately determine the proper accounting treatment of costs of dry holes.

Capitalized interest. The Company capitalizes interest on expenditures made in connection with exploration and development projects that meet certain thresholds and are not subject to current amortization. For projects that meet these thresholds, interest is capitalized only for the period that activities are in process to bring the projects to their intended use. Capitalized interest cannot exceed interest expense for the period capitalized. During the six months ended October 31, 2023 and for the year ended April 30, 2023, the Company did not have any projects that met the thresholds, therefore, had no capitalized interest.

13

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended October 31, 2023 and October 31, 2022

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations and Environmental Costs. The fair value of legal obligations to retire and remove long-lived assets are recorded in the period in which the obligation is incurred (typically when the asset is installed at the production location). When the liability is initially recorded, we capitalize this cost by increasing the carrying amount of the Asset Retirement Obligation Asset. If, in subsequent periods, our estimate of this liability changes, we will record an adjustment to both the liability and asset. Over time the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. For additional information, please see NOTE 8 – ASSET RETIREMENT OBLIGATION.

NOTE 3 – ACQUISITION OF ADLER ENERGY, LLC

On January 31, 2022, the Company purchased all of the membership interest of Adler Energy, LLC (“Adler Energy”), pursuant to a Membership Interest Purchase Agreement. Adler Energy is a Michigan limited liability company engaged in the oil and gas development and production business. Under the terms of the agreement, the Company paid $250,000, subject to closing adjustments which totaled $5,075 for a total purchase price of $255,075. The Company recorded $211,925 in lease and well equipment and $33,000 in intangible lease assets in the acquisition. Additionally, the Company recorded $20,480 in acquisition expense, which was recorded in other income in the Statement of Operations for the year ended April 30, 2022.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consists primarily of receivables from the sale of crude oil production by the Company. Accounts receivable balances were $45,167 and $24,936 at October 31, 2023 and April 30, 2023, respectively.

NOTE 5 – OIL & GAS WELL EQUIPMENT

Oil and gas well equipment, recorded at cost, consisted of the following at October 31, 2023 and April 30, 2023:

	October 31, 2023	April 30, 2023
Oil & gas well equipment	$377,013	$423,386
Less: accumulated depreciation	(58,114)	(41,389)
Oil & gas well equipment, net	$318,899	$381,997

NOTE 6 - INTANGIBLE LEASEHOLD ASSET

An intangible leasehold asset was recognized as part of the acquisition of Adler Energy. The intangible leasehold asset value is the residual value of the acquisition after recognition of the value of the fixed assets acquired. The intangible leasehold asset has an indefinite life and the lives of the associated leases are indeterminate as there are no plans to terminate the leases. The asset was reviewed for impairment and none was found to exist. Related acquired leasehold asset recorded were $33,000 and $33,000 as of October 31, 2023 and April 30, 2023, respectively.

NOTE 7 - LEASEHOLDS

In the acquisition of Adler Energy, the Company acquired eight oil and gas leases comprising approximately 579 acres located in Clay County, Indiana. The leases had an original term of five years and as long thereafter as operations are conducted upon said land with no cessation for more than ninety consecutive days. There are no lease payments associated with said leases. The leases contain an 1/8th net production royalty.

During the six months ended October 31, 2023, the Company signed an additional 56 oil and gas leases resulting in a total of approximately 4,893 leased acres located in Clay County, Indiana. The leases had an original lease term of one year or three years with a two-year optional extension, and as long thereafter as operations are conducted upon said land with no cessation for more than ninety consecutive days. Related leasehold costs capitalized in accordance with ASC 932 Extractive Activities-Oil and Gas as Unproved oil and natural gas properties recorded were $617,186 and $420,534 as of October 31, 2023 and April 30, 2023, respectively.

During the year ended April 30, 2023, a 20% working interest was sold for $71,500 to four parties and a 1% 60-acre (aka Saatkamp 7-17) working interest was sold for $8,000 to one party.  These are recorded as a recovery of costs against “Leasehold Assets.”

NOTE 8 – ASSET RETIREMENT OBLIGATION

The company records the fair value of a liability for an asset retirement obligation (ARO) as an asset and liability when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. The legal obligation to perform the asset retirement activity is unconditional, even though uncertainty may exist about the timing and/or method of settlement that may be beyond the company’s control. This uncertainty about the timing and/or method of settlement is factored into the measurement of the liability when sufficient information exists to reasonably estimate fair value. Recognition of the ARO includes: (1) the present value of a liability and offsetting asset, (2) the subsequent accretion of that liability and depreciation of the asset, and (3) the periodic review of the ARO liability estimates and discount rates.

AROs are primarily recorded for the company’s crude oil and natural gas producing assets. No significant AROs associated with any legal obligations to retire downstream long-lived assets have been recognized, as indeterminate settlement dates for the asset retirements prevent estimation of the fair value of the associated ARO. The company performs periodic reviews of its downstream long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

The following table indicates the changes to the company’s before-tax asset retirement obligations at October 31, 2023 and April 30, 2023:

	October 31, 2023	April 30, 2023
Balance at May 1, 2023 and 2022, respectively	$117,462	$-
Liabilities incurred	1,461	148,635
Liabilities settled	-	-
Accretion expense	(1,461)	(31,173)
Revisions in estimated cash flows	41,154	-
Balance	$76,308	$117,462

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LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended October 31, 2023 and October 31, 2022

NOTE 9 –BORROWINGS

Convertible Bridge Loans

During the six months ended October 31, 2023, the Company issued $305,000 in convertible bridge loans to 9 investors with a term of six months at a fixed interest rate equal to 10% per annum from the date of the note until the balance is paid in full. As additional consideration, the holders received two shares of common stock for each whole five dollars of the principal amount of the note for a total of 122,000 shares of common stock to investors. Please see NOTE 14 – SUBSEQUENT EVENTS for further information.

	October 31, 2023	April 30, 2023
Convertible bridge loans	$305,000	$-
Total	$305,000	$-

Notes Payable

On August 16, 2023, the Company entered into a Loan Agreement and Promissory Note (the “Agreement” or, the “Note”) with Sean O’Connor (the “Lender”). Under the terms of the Agreement, Lender loaned the Company the principal amount of $75,000. The Note shall accrue interest at a rate of 15% and matures 120 days after the draw of the loan. The Note must be prepaid prior to the Company drilling any new wells in the State of Indiana. In addition, the Company shall issue to the Lender one share of its common stock for each dollar loaned to the Company.

On September 12, 2023, the Company entered into a Loan Agreement and Promissory Note (the “Agreement” or, the “Note”) with John Peterson (the “Lender”). Under the terms of the Agreement, Lender loaned the Company the principal amount of $20,000. The Note shall accrue interest at a rate of 15% and matures 120 days after the draw of the loan. The Note must be prepaid prior to the Company drilling any new wells in the State of Indiana. In addition, the Company shall issue to the Lender one share of its common stock for each dollar loaned to the Company.

 On September 14, 2023, the Company entered into a Loan Agreement and Promissory Note (the “Agreement” or, the “Note”) with Terrance Burkhardt (the “Lender”). Under the terms of the Agreement, Lender loaned the Company the principal amount of $30,000. The Note shall accrue interest at a rate of 15% and matures 120 days after the draw of the loan. The Note must be prepaid prior to the Company drilling any new wells in the State of Indiana. In addition, the Company shall issue to the Lender one share of its common stock for each dollar loaned to the Company.

NOTE 10 – STOCKHOLDERS’ EQUITY

As of October 31, 2023 and April 30, 2023, the authorized capital of the Company was 100,000,000 shares consisting of 80,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share.

Preferred Stock

The Preferred stock may be issued in one or more series as determined by the Board of Directors. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions thereof, if any, of the Preferred Stock, and of each series thereof, are fixed by the Board of Directors in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock.

On February 24, 2023, the Company filed a Certificate of Designation (the “Designation”) with the Secretary of State of Nevada, which designates 10,000,000 shares of the Company’s preferred stock, par value $0.001 per share, as Series A 10% Convertible Preferred Stock (“Series A Preferred Stock”). Pursuant to the terms of the Designation, holders of the Series A Preferred Stock shall be entitled to dividends, a liquidation preference and shall have conversion rights. Each share of Series A Preferred Stock shall be convertible into 2 shares of Common Stock, for a total not to exceed 20,000,000 shares of Common Stock. The holders of the Series A Preferred Stock shall have voting rights equal to two shares of Common Stock per one share of Series A Preferred Stock held.

As of October 31, 2023 and April 30, 2023, there were 5,700 and 0 shares of Series A Preferred Stock outstanding, respectively. Please see NOTE 14 – SUBSEQUENT EVENTS for further information.

On August 7, 2023, the Company filed a Certificate of Designation (the “Designation”) with the Secretary of State of Nevada, which designates 10,000,000 shares of the Company’s preferred stock, par value $0.001 per share, as Series B 12% Convertible Preferred Stock (“Series B Preferred Stock”). Pursuant to the terms of the Designation, holders of the Series B Preferred Stock shall be entitled to dividends, a liquidation preference and shall have conversion rights. Each share of Series B Preferred Stock shall be convertible into 2 shares of Common Stock, for a total not to exceed 20,000,000 shares of Common Stock. The holders of the Series B shall have voting rights equal to two shares of Common Stock per one share of Series B Preferred Stock held.

As of October 31, 2023 and April 30, 2023, there were 62,500 and 0 shares of Series B Preferred Stock outstanding, respectively. Please see NOTE 14 – SUBSEQUENT EVENTS for further information.

Common Stock

For the Six Months Ended October 31, 2023:

As of October 31, 2023, the Company issued 122,000 shares of common stock for inducement for convertible debt and 125,000 shares of common stock as inducement for notes payable.

For the year ended April 30, 2023:

On May 3, 2022, the Company issued 466,665 shares of common stock for the conversion of $70,000 in principal and interest of convertible bridge loans, including 83,333 shares for the conversion of $12,500 to related parties.

On May 10, 2022, the Company issued 100,000 shares of common stock for cash of $20,000.

On June 2, 2022, the Company issued 1,150,000 shares of common stock for cash of $230,000.

On June 6, 2022, the Company issued 500,000 shares of common stock for cash of $100,000.

On June 7, 2022, the Company issued 50,000 shares of common stock for cash of $10,000.

On June 13, 2022, the Company issued 375,000 shares of common stock for cash of $75,000.

In November 2022, the Company issued 3,700,000 shares of common stock for cash of $740,000.

As of October 31, 2023 and April 30, 2023, there were 20,723,665 and 20,476,666 shares of Common Stock outstanding, respectively.

Warrants

On February 22, 2023, the Company issued four Warrants to Holders granting the Holders the right to purchase a total of 1,500,000 shares of common stock at an exercise price of $0.25 with an expiration date of three years. The fair value of warrants is estimated on the grant date using the Black-Scholes option pricing model, with a stock price of $0.20, risk-free interest rate of 4.43% and volatility of 101.44%. The risk-free interest rate is based on the government security rate with an equivalent term in effect as of the date of the issuance. The estimated option lives are based on management’s expectation of when grantees would exercise the options. Volatility is based on historical data of the peer companies that are similar in nature to the Company.

15

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended October 31, 2023 and October 31, 2022

NOTE 11 – SUPPLEMENTAL INFORMATION ON OIL OPERATIONS

Supplemental information pertaining to the Company’s oil properties and activities for the six months ended October 31, 2023 and 2022:

Costs Incurred

The following tables reflect the costs incurred in oil and gas property acquisition, exploration and development activities.

	October 31, 2023	October 31, 2022
Property acquisition costs	$279,161	$265,438
Exploration costs	76,835	273,982
Total Costs Incurred	$355,996	$539,420

Acquisition costs for the six months ended October 31, 2023 consist of $82,509 in oil and gas well equipment and $196,652 in intangible leasehold assets. Acquisition costs for the six months ended October 31, 2022 consist of $181,974 in oil and gas well equipment and $83,464 in intangible leasehold assets. Exploration costs for six months ended October 31, 2023 and the year ended April 30, 2023 consists primarily of geophysical costs.

Results of Operations

The following table includes revenues and expenses associated with the Company’s oil producing activities for the six months ended October 31, 2023 and 2022. It does not include any allocation of the Company’s interest costs or general corporate overhead and, therefore, are not necessarily indicative of the contribution to net earnings of the Company’s oil operations. Income tax expense has been calculated by applying statutory income tax rates to oil sales after deducting costs.

	October 31, 2023	October 31, 2022
Oil sales	$110,089	$137,679
Production and severance expenses	(62,126)	(69,373)
Exploration expenses	(28,727)	(273,982)
Depreciation, depletion and amortization	(30,789)	(18,697)
Results of operations	$(11,553)	$224,373

NOTE 12 – INCOME TAXES

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5.

16

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended October 31, 2023 and October 31, 2022

NOTE 12 – INCOME TAXES (continued)

Topic 740 in the Accounting Standards Codification (ASC 740) prescribes recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At October 31, 2023 and April 30, 2023, the Company had taken no tax positions that would require disclosure under ASC 740.

The Company files income tax returns in the U.S. federal jurisdiction.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Significant components of the deferred tax assets at an anticipated tax rate of 21% for the years ended April 30, 2023 and 2022:

	October 31, 2023	April 30, 2023
Net operating loss carryforwards	2,303,780	1,893,169
Deferred tax asset	483,794	397,565
Valuation allowance for deferred asset	(483,794)	(397,565)
Net deferred tax asset	-	-

As of October 31, 2023 and April 30, 2023, the Company has net operating loss carryforwards of approximately $2,303,780 and $1,893,169, respectively. The change in the allowance account from April 30, 2023 to October 31, 2023 was $86,229.

NOTE 13 – RELATED PARTY TRANSACTIONS

During the year ended April 30, 2023, the Company sold working interests to related parties in the amount of $53,625.

NOTE 14 – SUBSEQUENT EVENTS

Subsequent to October 31, 2023:

●	The Company repaid $65,000 in convertible bridge loans and $3,250 of associated accrued interest for a total amount of $68,250.
●	Issued 25,000 shares of Series B Preferred shares for settlement of a bridge loan in the amount $100,000.
●	Sold 75,000 shares of Series B Preferred shares for cash of $300,000.
●	Sold 18,790 shares of Series A Preferred shares for cash of $75,160.
●	On January 5, 2024, the Company entered into a Letter Agreement (the “Agreement”) with Young America Capital, LLC (“YAC”). Under the terms of the Agreement, YAC is authorized to solicit “indications of interest,” and to endeavor to arrange sales of the Company’s securities to qualified investors in private placements at a price and on terms that are deemed acceptable by the Company. In consideration for YAC’s services rendered pursuant to this Agreement, the Company shall pay YAC a “Service Fee” of $5,000. As compensation, the Company shall make a payment of a cash transaction fee (the “Transaction Fee”) equal to (i) five percent (5.0%) of the gross proceeds of any equity or convertible/mezzanine debt issued in a Financing Transaction; plus (ii) two and a half percent (2.5%) of the gross proceeds of any senior debt issued in a Financing Transaction; plus (iii) five percent (5.0%) of the Purchase Price in connection with a Sale Transaction. In addition, the Company shall grant an aggregate number of Seven-Year warrants representing five percent (5.0%) of any equity or convertible/mezzanine debt issued (or issuable upon conversion of a convertible debt instrument) in connection with a Financing Transaction.

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Item 4. Exhibits

Exhibit	Description
10.1*	Letter Agreement between the Company and Young America Capital, LLC

* Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief and has duly signed this Form 1-SA in Walla Walla, Washington on January 22, 2024.

LGX Energy Corp.

By:	/s/ Howard Crosby
Chief Executive Officer/Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Howard Crosby
Howard Crosby, Chief Executive Officer, Principal Financial Officer, Director
Date: January 22, 2024

/s/ John Ryan
John Ryan, Vice-President Secretary, Director
Date: January 22, 2024

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